

10032181

AB 12/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

NOV 26 2010

Washington, DC 112

SEC FILE NUMBER
8- 15885

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 9/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Boston Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Old Bedford Road
(No. and Street)

Lincoln	MA	01773
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Hunt 781-676-5941
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CCR LLP
(Name – *if individual, state last, first, middle name*)

1400 Computer Drive	Westborough	MA	01581
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 12/08

OATH OR AFFIRMATION

I, Deborah A. Kessinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. Boston Capital Corporation, as of September 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title


JILL M. SWANSON
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
February 14, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. BOSTON CAPITAL CORPORATION

Table of Contents

CCR
Certified Public Accountants & Business Advisors

1400 Computer Drive
Westborough, MA 01581
508.926.2200
508.616.4402 *fax*
www.ccrllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
U.S. Boston Capital Corporation
Lincoln, Massachusetts

We have audited the accompanying statement of financial condition of **U.S. Boston Capital Corporation** as of September 30, 2010, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings and changes in financial condition for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of **U.S. Boston Capital Corporation** at September 30, 2010, and the results of its operations and its changes in financial condition for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CCR LLP

Westborough, Massachusetts
November 23, 2010

U.S. BOSTON CAPITAL CORPORATION

Statement of Financial Condition
September 30, 2010

Assets

Cash	$	9,660
Restricted cash		335,582
Notes receivable		100,000
Commissions receivable		
Affiliates		148,138
Other		24,071
Marketable securities, at market value		565,313
Prepaid expenses and other current assets		19,339
Total assets	**$**	**1,202,103**

Liabilities and Stockholders' Equity

Liabilities		
Commissions payable		
Affiliates	$	92,600
Other		15,003
Accounts payable		100,341
Payable to customers		315,582
Accrued income taxes		13,550
Deferred tax liability		33,713
Total liabilities		**570,789**
Subordinated debt		**100,000**
Stockholders' equity		
Common stock, $.10 par value; 150,000 shares authorized, issued and outstanding		15,000
Additional paid-in capital		38,730
Retained earnings		477,584
		531,314
Total liabilities and stockholders' equity	**$**	**1,202,103**

See notes to financial statements

U.S. BOSTON CAPITAL CORPORATION

Statement of Income
For the Year Ended September 30, 2010

Revenue	
Commissions and service fees	$ 5,885,794
Custodial fees	53,210
Unrealized gain on marketable securities	85,480
Realized gain on marketable securities	13,262
Dividend income	1,506
Total revenue	6,039,252
Expenses	
Commission expense	3,224,104
Operating expenses	2,670,738
Total expenses	5,894,842
Income before provision for income taxes	**144,410**
Provision for income taxes	31,035
Net income	**$ 113,375**

See notes to financial statements

U.S. BOSTON CAPITAL CORPORATION

Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2010

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Number of shares	Amount			
Balance at October 1, 2009	150,000	$ 15,000	$ 38,730	$ 364,209	$ 417,939
Net Income	-	-	-	113,375	113,375
Balance at September 30, 2010	**150,000**	**$ 15,000**	**$ 38,730**	**$ 477,584**	**$ 531,314**

See notes to financial statements

U.S. BOSTON CAPITAL CORPORATION

Statement of Changes in Subordinated Borrowings
For the Year Ended September 30, 2010

Subordinated borrowings at October 1, 2009	$	100,000
Increases:		
Secured demand note collateral agreements for equity capital		-
Decreases:		
Payment of secured demand note collateral agreements		-
Subordinated borrowings at September 30, 2010	**$**	**100,000**

See notes to financial statements

U.S. BOSTON CAPITAL CORPORATION

Statement of Changes in Financial Condition
For the Year Ended September 30, 2010

Cash flows from operating activities	
Net income	$ 113,375
Adjustments to reconcile net income to net cash used for operating activities:	
Unrealized gain on marketable securities	(85,480)
Reinvested dividend income	(1,506)
Deferred income taxes	17,096
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Restricted cash	(19,000)
Commissions receivable	18,826
Prepaid expenses and other current assets	(7,975)
Increase (decrease) in:	
Commissions payable	6,899
Accounts payable	(49,013)
Accrued income taxes	5,639
Net cash used for operating activities	**(1,139)**
Cash flows used on investing activities	
Purchase of marketable securities	**(30,000)**
Net decrease in cash	**(31,139)**
Cash - beginning	40,799
Cash - ending	**$ 9,660**
Supplemental disclosures of cash flows information:	
Cash paid during the year for:	
Income taxes	$ 8,300

See notes to financial statements

1. Nature of Operations

U.S. Boston Capital Corporation (the Company) is a wholly owned subsidiary of U.S. Boston Corporation (the Parent), with its principal office and place of business in Lincoln, Massachusetts. The Company is a Broker/Dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue related to distribution and marketing fees over the contract period, generally monthly or quarterly. The Company also generates commissions when acting as an agent for customer securities transactions. Commission revenues are recorded in the accounts on the trade date. The Company recognizes revenue related to custodial services over the contract period, generally quarterly or annually.

Concentrations of Credit Risk

The Company maintains cash accounts with a high credit quality, Boston-based bank, the daily balances of which, at times, due to timing of reconciling items, may exceed Federal Deposit Insurance Corporation (FDIC) limits. The Company has never incurred losses on these accounts.

Cash - Restricted

Cash – restricted represents amounts held for customers in a special reserve bank account in compliance with Federal and other regulations.

Marketable Securities

Investments in marketable securities with readily determinable fair values are measured at fair market value in the statement of financial condition. Realized and unrealized gains or losses are reflected in the statement of income.

Continued--

2. Summary of Significant Accounting Policies (Continued)

Fair Value Measurements

ASC 820, *Fair Value Measurements*, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This guidance only applies when the fair value measurement of assets and liabilities is required or permitted. Effective October 1, 2008, the Company adopted the disclosure requirements for financial and nonfinancial assets and liabilities and effective October 1, 2009, the Company adopted the disclosure requirements for nonfinancial assets and liabilities.

Income Taxes

The Company files a consolidated tax return with the Parent. Consolidated tax expense is allocated using the separate return method. Under this method taxes are reported in the financial statements for a subsidiary as if it filed a separate return.

Deferred tax assets and liabilities are determined based on differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. The deferred tax liability at September 30, 2010 relates to the unrealized gain on investments.

A reconciliation of current and deferred income taxes is as follows:

Current tax expense	
Federal	$ 6,807
State	7,132
Total current tax expense	13,939
Deferred tax expense	
Federal	12,822
State	4,274
Total deferred tax expense	17,096
Total income tax expense	$31,035

Uncertain Tax Positions

The Company accounts for uncertainty in income taxes in accordance with ASC 740, *Income Taxes*. This standard clarifies the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The adoption of ASC 740 did not have a material effect on the financial statements.

Continued--

2. Summary of Significant Accounting Policies (Continued)

Uncertain Tax Positions (Continued)

The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company did not have any accrued interest or penalties associated with any unrecognized tax benefits at September 30, 2010, nor were any interest or penalty expenses recognized during fiscal 2010. Tax years 2007 through 2009 remain subject to examination by taxing jurisdictions.

3. Related Party Transactions

The Company transacts business with various affiliated parties. Related party transactions occurring during the year ended September 30, 2010 are as follows:

Commission revenue is disbursed to related parties and is recorded as commission expense in the statement of income. Commission expense to the related parties for the year ended September 30, 2010 was $3,156,785 of which $92,600 is included in commissions payable in the statement of financial condition.

Pursuant to an expense sharing agreement with an affiliate, the Company paid the affiliate $103,300 per month for certain salary and administrative costs incurred by the affiliate on behalf of the Company. A total of $1,239,600 was paid to the affiliate related to this agreement during the fiscal year ended September 30, 2010. In accordance with the agreement, the monthly fee is reassessed annually at the end of the fiscal year. The Company also paid the affiliate $199,231 for additional expenses incurred on behalf of the Company.

The Company invested in shares of two mutual funds managed by an entity under common control. These mutual funds are included in marketable securities in the statement of financial condition. The Company received $1,506 of dividends and recorded an unrealized gain of $85,480 from these investments.

The Company also provided promotion, distribution, and marketing services to funds managed by a related entity. The Company recognized revenue of $2,008,475 related to these services of which $148,138 was included in commissions receivable in the statement of financial condition.

Included in commissions and service fees in the statement of income is $820,591 received from an affiliated company that supports distribution and servicing efforts for certain mutual funds. The Company also received $845,237 of sales compensation revenue from this affiliated company, which supplements the 12b-1 fees received from the funds.

Continued--

3. Related Party Transactions (Continued)

The Company acts as a custodian for certain private equity funds which are managed by an entity under common control. The Company recognized revenue of $53,210 related to custodial services for the year ended September 30, 2010.

4. Notes Receivable

Notes receivable at September 30, 2010 consist of two secured non-interest bearing demand notes with two officers of the Company dated December 29, 2009. The notes are secured by certain securities pledged as collateral. The notes are security for the secured demand note collateral agreements disclosed in Note 6 to these financial statements.

5. Marketable Securities and Fair Value Measurements

Marketable securities consist of mutual funds and are carried at fair market value. Cost and market values at September 30, 2010 are summarized as follows:

	Market Value	Cost	Unrealized Gain
Quant Emerging Markets Fund	$ 279,597	$ 174,558	$ 105,039
Quant Foreign Value Small Cap Fund	285,716	222,191	63,525
Total	$ 565,313	$ 396,749	$ 168,564

Fair Value Hierarchy

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, as of the measurement date. The standard specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (also referred to as observable inputs). In accordance with ASC 820 the following summarizes the fair value hierarchy:

- Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access;
- Level 2 Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly . These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data; and

Continued--

5. Marketable Securities and Fair Value Measurements (Continued)

Fair Value Hierarchy (Continued)

- Level 3 Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less than observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Items Measured at Fair Value on a Recurring Basis

The Company's financial assets and liabilities that are reported at fair value in the accompanying statement of financial condition as of September 30, 2010 are as follows:

	Fair Value Measurements		
	Level 1	**Level 2**	**Level 3**
Mutual fund – diversified emerging markets	$ 279,597	$ -	$ -
Mutual fund – foreign small/mid value	285,716		-
Total assets at fair value	$ 565,313	$ -	$ -

6. Subordinated Debt

The borrowings under subordination agreements at September 30, 2010 are as follows:

Two secured non-interest bearing demand note collateral agreements, dated December 29, 2009, with two officers of the Company, payable on December 29, 2012. These notes are secured by the demand notes receivable disclosed in Note 4 to these financial statements.	$100,000

Continued--

6. Subordinated Debt (Continued)

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

7. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital as defined shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day, however, at September 30, 2010 the Company had net capital of $522,178 and its ratio of aggregate indebtedness to net capital was 0.42 to 1.

Part II of the most recent Focus Report of U.S. Boston Capital Corporation on Form X-17a-5 is available for examination or copying at the Boston regional office of the Securities and Exchange Commission or at the office of the Company, 55 Old Bedford Road, Lincoln North, Lincoln, Massachusetts, 01773.

8. Contingencies

From time to time, the Company is a party to certain claims and litigation incidental to its business. Management is of the opinion that the ultimate resolution of any known claims, either individually or in the aggregate, will not have a materially adverse impact on the Company's financial position.

9. Subsequent Events

Subsequent events were evaluated through November 23, 2010, which is the date the financial statements were available to be issued.

U.S. BOSTON CAPITAL CORPORATION

Computation of Net Capital, Aggregate Indebtedness,
Basic Net Capital Requirement Pursuant to Rule 15c3-1
For the Year Ended September 30, 2010

Total stockholder's equity	$ 531,314
Add subordinated liabilities to claims of general creditors allowable in computation of net capital	100,000
Total capital and allowable subordinated liabilities	631,314
Less non-allowable assets:	
Commissions receivable	5,000
Prepaid expenses and other current assets	19,339
	24,339
Haircuts on marketable securities	84,797
Total adjustments	109,136
Net capital	$ 522,178
Aggregate indebtedness:	
Total aggregate indebtedness liabilities from statement of financial condition:	
Commissions payable	$ 107,603
Accounts payable	100,341
Accrued income taxes	13,550
Total aggregate indebtedness	$ 221,494
Computation of basic net capital requirement	
Minimum net capital required	$ 250,000
Excess net capital	$ 272,178
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required	$ 222,178
Ratio: Aggregate indebtedness to net capital	0.42 to 1

See notes to financial statements

U.S. BOSTON CAPITAL CORPORATION

Reconciliation with Company's Computation of
Net Capital Pursuant to Rule 15c3-1
September 30, 2010

Net Capital of $522,178 does not differ from the amount reported by U.S. Boston Capital Corporation in Part II of the Focus Report on Form X-17a-5 at September 30, 2010.

See notes to financial statements

U.S. BOSTON CAPITAL CORPORATION

Computation for Determination of Reserve Requirements Under
Exhibit A Rule 15c3-3
September 30, 2010

Total credit items	$ 315,582
Total debit items	-
Reserve computation	
Excess of total credits over total dedits	$ 315,582
Amount held on deposit in "Reserve Bank Account"	$ 335,582

There are no differences from the above computation and the Company's computation reported in Part II of the Focus Report on Form X-17a-5 as of September 30, 2010.

See notes to financial statements

U.S. BOSTON CAPITAL CORPORATION

Information Relating to the Possession or Control Requirements
Under Exhibit A Rule 15c3-3
September 30,2010

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce possession or control have been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3):	$ -
A. Number of items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ -
A. Number of items	-

See notes to financial statements

CCR
Certified Public Accountants & Business Advisors

1400 Computer Drive
Westborough, MA 01581
508.926.2200
508.616.4402 *fax*
www.ccrllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

To the Board of Directors
U.S. Boston Capital Corporation
Lincoln, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of **U.S. Boston Capital Corporation** (the Company) as of and for the year ended September 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making periodic computations of aggregate indebtedness (or aggregate debits) and net capital Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of difference required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Westborough • Boston • Glastonbury • Providence • Orlando

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit the attention by those responsible for oversight of the company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at September 30, 2010 to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CCR LLP

Westborough, Massachusetts
November 23, 2010

CCR
Certified Public Accountants & Business Advisors

1400 Computer Drive
Westborough, MA 01581
508.926.2200
508.616.4402 fax
www.ccrllp.com

INDPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
U.S. Boston Capital Corporation
Lincoln, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of SIPC General Assessment Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2010,which were agreed to by U.S. Boston Capital Corporation (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating U.S. Boston Capital Corporation's compliance with Rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries to checks / wire payments cleared by a financial institution, noting no differences.

2. We compared the total revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2010, noting no differences.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers to a monthly investment gain / loss schedule prepared by the Company, noting no differences.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers to an income statement for the year ended September 30, 2010 supporting the adjustment, noting no differences. We also obtained a monthly investment gain / loss schedule prepared by the Company, noting no differences to the adjustment reflected in Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CCR LLP

Westborough, Massachusetts
November 23, 2010

U.S. BOSTON CAPITAL CORPORATION

Schedule of SIPC General Assessment Payments
For the Year Ended September 30, 2010

Forms SIPC - 7

Date Filed	Amounts Paid	Period
May 4, 2010	$ 7,195.11	October 1, 2009 to March 31, 2010
October 21, 2010	7,689.32	October 1, 2009 to September 30, 2010
	$ 14,884.43	

U.S. BOSTON CAPITAL CORPORATION

FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2010

WITH

INDEPENDENT AUDITORS' REPORT


CCR

Certified Public Accountants & Business Advisors